December 20, 2024

Xiaohang Wang
Chief Executive Officer
Bodhi Tree Biotechnology Inc
4125 Blackhawk Plaza Circle, Suite 172
Danville, CA 94506

       Re: Bodhi Tree Biotechnology Inc
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted December 16, 2024
           CIK No. 0002041531
Dear Xiaohang Wang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 5, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Description of Business, page 21

1. We note your response to prior comment 2 and reissue in part. Please revise your disclosure to clearly state, if true, that you are not currently subject to any governmental regulations.
General

2. We note your response to prior comment 7 and reissue. Please revise to address the costs and time constraints associated with effecting service of legal process, enforcing foreign judgments or bringing actions in China against you or your management.
 December 20, 2024
Page 2

        Please contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651
if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Liz Packebusch at 202-551-8749
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Cassi Olson